Exhibit 5.1

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors, Endeavour Silver Corp.

We consent to the use of our audit report dated March 6, 2014, on the financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information which are incorporated by reference.

/s/ KPMP LLP

Chartered Accountants

July 29, 2014

Vancouver, Canada